706 South State Street
Girard, Ohio 44420
Telephone (330) 545-4311
FAX (330) 545-3119

                                                                       Exhibit 1

                                                                      EASCO,INC.
                                                                          [Logo]
FOR IMMEDIATE RELEASE

Investor inquiries contact:
         Michael M. Hagerty
         President
         (330) 545-4311

                   EASCO, INC. EXPECTS LOSS FOR THIRD QUARTER
                   -------------------------------------------------

Girard, Ohio (September 23, 1996) -- Easco, Inc. (NASDAQ:ESCO) announced today that, based on preliminary estimates, the Company expects to report a loss of approximately $1 million, or $0.10 per share, for the third quarter of 1996. The expected loss is primarily the result of previously announced operating difficulties which continued in the third quarter, along with one-time charges of $1.8 million which principally reflect losses on work in process and accounts receivable for a customer that is presently experiencing financial difficulties.

Easco expects to return to modest profitability as measured by net income in the fourth quarter of this year. The overall level of business, as reflected by order activity, continues to be strong, and the level of shipments for the third quarter is expected to be near the 86 million pounds shipped by Easco in the second quarter of 1996.

The Company expects to report results for the third quarter during the third full week of October. As previously reported, for the third quarter of 1995, Easco's net income was $1.1 million, or $0.10 per share, on revenues of $82.8 million. Shipments were 74.8 million pounds.

For the first half of 1996, Easco reported net income of $4.7 million, or $0.46 per share, on revenues of $169.6 million. Shipments were 161.8 million pounds. These results compared to 1995 first-half net income of $7.8 million, or $0.85 per share on revenues of $180.6 million. For the first half of 1995, shipments were 158.6 million pounds.

Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The Company operates 23 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit, drawn tubing and vinyl extrusions.

Cautionary Statement
- --------------------

The above statements concerning the third and fourth quarters of 1996 are forward looking statements as such term is used under the Private Securities Litigation Reform Act of 1995. The Company's performance may be affected by many uncertainties that exist in the Company's operations and business environment that may cause actual performance to materially differ from any forward looking statements. These uncertainties which include economic conditions, market demand and pricing, competitive and cost factors, fluctuations in the cost of raw materials, and other factors, are described in Easco, Inc.'s 10-Q report filed August 12, 1996 with the Securities and Exchange Commission.


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